SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Palisade Bio, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

696389204
(CUSIP Number)

September 7, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 696389204	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

L1 Capital Global Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

584,958
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		584,958
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

584,958 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4% (2)
12	TYPE OF REPORTING PERSON
FI

(1) (2)

This amount does not include 40,000 warrants to purchase Common Stock exercisable at $0.84 per share. The warrants are subject to a 4.99% beneficial ownership limitation.

Based on 9,201,416 shares of common stock outstanding upon closing of an offering as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on September 11, 2023, pursuant to Rule 424(b)(5).

CUSIP No. 696389204	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Palisade Bio, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7750 El Camino Real, Suite 5200, Carlsbad, California 92009

Item 2.

(a)	Name of Person Filing:

L1 Capital Global Opportunities Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

161A Shedden Road, 1 Artillery Court PO Box 10085 Grand Cayman, Cayman Islands KY1-1001

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

696389204

Item 3.

Not applicable.

CUSIP No. 696389204	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)–(c)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

The percentage set forth on Row (11) of the cover page for the reporting person is based on 9,201,416 shares of common stock outstanding upon closing of an offering.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 584,958 shares of the Issuer’s common stock. This amount does not include 40,000 warrants to purchase Common Stock exercisable at $0.84 per share. The warrants are subject to a 4.99% beneficial ownership limitation. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such shares, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 696389204	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	L1 Capital Global Opportunities Master Fund Ltd.

September 15, 2023	By:	/s/ David Feldman
David Feldman, Director